For AXP Equity Value, AXP Partners Small Cap Growth and AXP Small Cap Advantage

Class I shares are offered exclusively to certain institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. Class I shares do not have annual distribution and service fees, and do not convert to any other class of shares.

Eligible investors include any fund distributed by American Express Financial Advisors Inc., if the fund seeks to achieve its investment objective by investing primarily in shares of the Fund and other American Express Funds.